Exhibit 3.1

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

NORTHERN CALIFORNIA BANCORP, INC.

1.                                       The name of the corporation is Northern California Bancorp, Inc.

2.                                       The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California, other than the banking business, the trust company business, or the practice of a profession permitted to be incorporated by the California Corporations Code.

3.                                       The name and address of the initial agent for service of process in California shall be Charles T. Chrietzberg, Jr., 601 Munras Avenue, Monterey, Monterey County, California 93940.

4.                                       Authorized Capital.  The corporation is authorized to issue two (2) classes of shares of stock: one class of shares to be called “Common Stock”; the second class of shares to be called “Serial Preferred Stock.” The total number of shares of stock which the corporation shall have authority to issue is sixty million (60,000,000), of which fifty million (50,000,000) shall be Common Stock, without par value, and ten million (10,000,000) shall be Serial Preferred Stock.

The designations and the powers, preferences, and rights and the qualifications, limitations or restrictions thereof, of each class of stock of the corporation shall be as follows:

(a)           Serial Preferred Stock. The Serial Preferred Stock may be issued from time to time in one or more series. The corporation’s Board of Directors is hereby authorized to fix or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of preferred shares, and the number of shares constituting any such series and a designation thereof, or any of them; and to increase or decrease the number of shares of any series subsequent to the issuance of shares of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

(b)           Common Stock.

(1)             After the requirements with respect to preferential dividends upon all classes and series of stock entitled thereto shall have been paid or declared and set apart for payment and after the corporation shall have complied with all requirements, if any, with respect to the setting aside of sums as a sinking fund or for a redemption account on any class of stock, then and not otherwise, the holders of Common Stock shall be entitled to receive, subject to the applicable provisions of the Corporations Code of the State of California, such dividends as may be declared from time to time by the corporation’s Board of Directors.

(2)             After distribution in full of the preferential amounts to be distributed to the holders of all classes and series of stock entitled thereto in the event of a voluntary or involuntary liquidations, dissolution, or winding up of the corporation, the holders of the Common Stock shall be entitled to receive all the remaining assets of the corporation.

Each holder of Common Stock shall have one (1) vote in respect of each share of such stock held by him or her, subject, however, to such special voting rights by class as are or may be granted to holders of Serial Preferred Stock.”

5.                                       The number of directors of this corporation shall be not fewer than five nor more than nine with the exact number to be fixed by resolution of the Board of Directors or the shareholders.